FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934


                                14 November 2002



                                    CRH PLC
                (Translation of registrant's name into English)



                      Senior Management Changes at CRH

                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                 Yes      No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).


This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statement on Form F-3
(No.333-13648) and the registration statements on Form S-8 (Nos. 333-90808, 333-6040, 333-8720, 333-10430 and 333-13308) of CRH plc, and to be part thereof from the date on which this Report has been filed, to the extent not superceded by documents or reports subsequently filed or furnished.


Enclosure:

Senior Management Changes released on 14 November 2002



                      N  E  W  S      R  E  L  E  A  S  E

                                                               November 14, 2002



                        SENIOR MANAGEMENT CHANGES AT CRH


CRH plc announces that the planned retirement of Mr. Brian Griffin as Managing Director, CRH Europe - Materials will take place on February 28th 2003. He will also retire from the CRH Board on that date. Brian will continue to act in an advisory role, particularly in relation to Eastern European and Mediterranean activities.

Mr. Declan Doyle is appointed Managing Director Designate, CRH Europe - Materials with immediate effect, and will succeed Brian in that role on his retirement. Declan has held various senior management positions within CRH's European materials businesses, and is currently Regional Director - Poland and Ukraine.

Commenting on these changes, Liam O'Mahony, CRH Chief Executive, stated "Brian's contribution to the development of the Group is greatly appreciated and we wish him well in his retirement. Under his leadership, CRH Europe - Materials has grown from its original base in Ireland to being a market leader in 11 European countries with annual sales approaching EUR2 billion. We are confident that Declan Doyle and the Europe Materials team will build on that platform for continued success into the future".



Contact : +353 (0) 1 404 1000

Liam O'Mahony, Chief Executive

Harry Sheridan, Finance Director

Myles Lee, General Manager - Finance



CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
                               FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)


Date:  14 November 2002

                                                    By: ___/s/ M. P. Lee___

                                                        M. P. Lee
                                                        General Manager Finance